Exhibit 99.1

AUSTRALIA ACQUISITION CORP. ANNOUNCES
PRICING OF $64,000,000 INITIAL PUBLIC OFFERING

FOR IMMEDIATE RELEASE — NEW YORK, NY, November 15, 2010 — Australia Acquisition Corp. (NASDAQ:AAC) (the “Company”) announced that it has priced its initial public offering of 6,400,000 units at a price of $10.00 per unit for gross proceeds of $64,000,000. Each unit issued in the initial public offering consists of one ordinary share and one warrant to purchase one ordinary share at an exercise price of $11.50 per ordinary share.

The Company’s units are expected to commence trading on November 16, 2010 on the NASDAQ Capital Market under the ticker symbol “AACOU.”  The Company has granted the representative of the underwriters a 45-day option to purchase up to an additional 960,000 units to cover over-allotments, if any.

The Company is a newly-formed blank check company organized for the purpose of acquiring or acquiring control of one or more as of yet unidentified operating businesses or assets through a merger, capital stock exchange, asset or stock acquisition, exchangeable share transaction or other similar business transaction.  The Company will not be limited to a particular industry or geographic region for purposes of consummating an initial business transaction, but intends to focus on operating businesses that have their primary operations located in the Commonwealth of Australia.

Prior to the effectiveness of the public offering, the Company consummated a private placement to the Company’s management team of 8,000,000 insider warrants at a purchase price of $0.50 per warrant.  The insider warrants are substantially similar to the warrants sold in the public offering.  No placement fees are payable in connection with this private placement.

Approximately $64.6 million of the gross proceeds of the public offering and the private placement will be deposited into a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.  None of the funds held in trust will be released from the trust account, other than any interest earned on the funds in the trust account that the Company needs to pay its income or other tax obligations and any remaining interest that the Company needs for its working capital requirements, until the earlier of (i) the consummation by the Company of a business transaction or (ii) the Company’s liquidation if the Company is unable to consummate a business transaction by August 15, 2012.

Cohen & Company Capital Markets, LLC is acting as the sole book running manager and representative of the underwriters of the offering.  I-Bankers Securities, Inc. and EarlyBirdCapital, Inc. acted as co-managers of the offering.  Kelley Drye & Warren LLP and Appleby acted as counsel to the Company and Ellenoff Grossman & Schole LLP acted as counsel to the underwriters.

The offering of these securities will be made only by means of a prospectus.  A registration statement relating to the units and the underlying securities was declared effective by the Securities and Exchange Commission on November 15, 2010.  This press release shall not constitute an offer to sell nor the solicitation of an offer to buy any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction.  A copy of the prospectus relating to this offering may be obtained from Cohen and Company Capital Markets, LLC, 135 East 57th Street, 21st Floor  New York, New York 10002, Telephone: 212-543-4400.

Company Contact:

Peter Ziegler
Chairman of the Board
Australia Acquisition Corp
+61 (2) 9380 6899